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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                             (Amendment No. _______)


                                 LKQ Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501889 20 8
                                ----------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who repond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  501889 20 8

                        STATEMENT REGARDING SCHEDULE 13G


Item 1.

         (a)      Name of Issuer
                  LKQ Corporation

         (b)      Address of Issuer's Principal Executive Offices
                  120 North LaSalle Street, Suite 3300
                  Chicago, IL 60602

Item 2.

         (a) Name of Person Filing Leonard A. Damron ("Mr. Damron") and Damron LKQ Limited Partnership (the "Partnership")

         (b) Address of Principal Business Office or, if none, Residence 4950 W. Norvell Bryant Highway Crystal River, FL 34429

         (c)      Citizenship Mr. Damron is a U.S. citizen
                  The Partnership is a Colorado limited partnership

         (d)      Title of Class of Securities
                  Common Stock

         (e)      CUSIP Number
                  501889 20 8

Item 3. If this statement is filed pursuant to ss.ss.240.13d-2(b) or (c), check whether the person filing is a:


         (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [_]  Bank as defined in section 3(a)(6) of the Act
                  (15 U.S.C. 78c).

         (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No.  501889 20 8

         (d) [_] Investment company registered under section 8 of the Investment Company 1940 (15 U.S.C. 80a-8).

         (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

         (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:

               The 1,777,035 shares of Common Stock beneficially owned include 10,000 shares owned directly by Mr. Damron, 1,250,000 shares owned directly by the Partnership, 501,035 shares that Mr. Damron has the current right to purchase pursuant to a warrant held by Mr. Damron, and 16,000 shares that Mr. Damron has the right to purchase pursuant to options held by Mr. Damron.

               While herein complying with Rule 16a-1(a)(4), Mr. Damron states that the filing of Schedule 13G with respect to the 1,250,000 shares owned directly by the Partnership does not mean that Mr. Damron owns or is the beneficial owner of 1,250,000 shares held by the Partnership for State law or tax purposes.

         (b) Percent of class: 8.8% (based on 20,187,553 shares outstanding as of September 30, 2004, and as exercise in full of the warrant and options described in Item 4(a)).

CUSIP No.  501889 20 8

         (c)   Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote 1,777,035

               (ii) Shared power to vote or to direct the vote
                    None

              (iii) Sole power to dispose or to direct the disposition of
                    1,777,035

               (iv) Shared power to dispose or to direct the disposition of
                    None

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].
          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on By the Parent Holding Company or Control Person

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          Not Applicable

CUSIP No.  501889 20 8



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 25, 2005
                                           /s/ Leonard A. Damron
                                           ------------------------------------
                                           LEONARD A. DAMRON


                                           DAMRON LKQ LIMITED PARTNERSHIP


                                       By: /s/ Leonard A. Damron
                                           ------------------------------------
                                           LEONARD A. DAMRON, as Trustee of the
                                           LEONARD A. DAMRON LIVING TRUST

                                              Its: General Partner

                                  Exhibit Index
                                  -------------

Exhibit 1 Joint Filing Agreement dated February 25, 2005 by and among Leonard A. Damron and Damron LKQ Limited Partnership